h.L.

17009380

SEC
Mail Processing
Section
MAR 03 2017
Washington DC
414

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Asset Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3411 RICHMOND AVENUE, SUITE 750

(No. and Street)

HOUSTON (City) TEXAS (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH BIRKOFER (713) 355-7171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates LTD, LLP

(Name – *if individual, state last, first, middle name*)

10260 Westheimer Road (Address) Houston (City) Texas (State) 77042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH R. BIRKOFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGACY ASSET SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BRIDGES
Notary Public, State of Texas
Comm. Expires 10-10-2020
Notary ID 130856493

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2016

LEGACY ASSET SECURITIES, INC.
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Legacy Asset Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Legacy Asset Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Legacy Asset Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Legacy Asset Securities, Inc.'s financial statements. The supplemental information is the responsibility of Legacy Asset Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, Texas
February 23, 2017

LEGACY ASSET SECURITIES, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	15,877
Total assets	$	15,877

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies		
Shareholders' Equity		
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding		1,000
Additional paid-in capital		59,018
Retained earnings (deficit)		(44,141)
Total shareholders' equity		15,877
Total liabilities and shareholders' equity	$	15,877

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Operations
For the year ended December 31, 2016

Revenue:	
Commission income	$ 223,456
Total revenues	223,456
Expenses:	
Office service expenses to affiliated company, net of forgiveness	155,126
General and administrative	63,400
Total expenses	218,526
Net income	$ 4,930

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2015	1,000,000	$ 1,000	$ 59,018	$ (49,071)	$ 10,947
Net income	-	-	-	4,930	4,930
Balance at December 31, 2016	1,000,000	$ 1,000	$ 59,018	$ (44,141)	$ 15,877

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,930
Adjustments to reconcile net loss to cash provided by operating activities:		
Accounts payable		-
Net cash provided by operating activities		4,930
Net increase in cash		4,930
Cash and cash equivalents, beginning of year		10,947
Cash and cash equivalents, end of year	$	15,877

The accompanying notes are an integral part of the financial statements

LEGACY ASSET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 – Organization and Nature of Business

Legacy Asset Securities, Inc. (the "Company"), a Texas S-corporation organized in March 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company, located in Houston, Texas, converted in October 2015 from an introducing broker-dealer whereby all trades were cleared on a fully-disclosed basis, to an application way broker-dealer. The Company's business activities are now limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account. The Company does not maintain any customer accounts and does not retain custody of any customer assets. The Company received its FINRA approval for membership on November 5, 1999. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(1)(i), (k)(1)(ii)(a) and (k)(1)(iii) of that rule.

Note 2 – Summary of Significant Accounting Policies

Statement Presentation

The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Transactional commissions are recognized when trades settle, and receivables are recorded at that time. Servicing fee commissions are recognized when received. Interest revenue is recorded when it is earned.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S-corporation status for federal income tax purposes. Under S-corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements. In 2016, the Company was not subject to income taxes in the state of Texas since its gross receipts were under the minimum taxable amount imposed by the state.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for potential changes that management believes are more-likely-than-not to occur upon examination by tax authorities, including changes to the Company's status as an S-corporation. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination. The Company's policy is to recognize interest and penalties, if any, related to any underpayment of taxes and penalties in interest expense and operating expenses, respectively.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 23, 2017, the date these financial statements were available to be issued.

Recently Issued Pronouncements

The Company does not expect recently issued but not yet adopted accounting pronouncements will have a material impact on the Company's financial statements at the time of adoption.

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2016, or in the procedures followed in making the periodic computation required. As December 31, 2016, the Company had a net capital of $15,677 and a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 4 – Related Party Transactions

The Company has entered into an expense-sharing agreement for general office services with Legacy Asset Management, Inc., a party related through common ownership. The Company recorded office services expenses of $602,208 for the year ended December 31, 2016 in connection with this agreement. Also, in accordance with the expense-sharing agreement, $447,082 of these expenses was forgiven by Legacy Asset Management, Inc. for the year ended December 31, 2016. The expenses covered in the agreement include, but are not limited to, office space, clerical support, and communications systems.

Note 5 – Profit Sharing Plan

The Company is an adopting employer of the Legacy Asset Management Retirement Plan (the "Plan"), which is available for all eligible employees, as defined by the plan document. Under the Plan, the Company makes matching contributions equal to 100% of each employee's salary deferral that does not exceed 3% of the employee's compensation, plus 50% of the employee's salary deferral between 3% and 5% of the employee's compensation. For the year ended December 31, 2016, the Company made no matching contributions.

Note 6 – Commitments and Contingencies

In the opinion of management, there are no known commitments or contingencies that are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 7 – Reconciliation of Amounts Reported by the Company in Part II of Form X-17A-5

The following is a reconciliation of additional paid-in capital and retained earnings per Form X-17A-5 to the financial statements at December 31, 2016:

Additional paid-in capital per Form X-17A-5	$	(12,982)
Add: Prior equity distributions		72,000
Additional paid-in capital per financial statements	$	59,018
Retained earnings per Form X-17A-5	$	27,859
Less: Prior equity distributions		(72,000)
Retained earnings (deficit) per financial statements	$	(44,141)

The following is a reconciliation of revenue and expenses per the quarterly Forms X-17A-5 to the financial statements for the year ended December 31, 2016:

Revenue per quarterly Forms X-17A-5	$	670,538
Less: Forgiveness of payable to affiliated company		(447,082)
Revenue per financial statements	$	223,456
Total expenses per quarterly Forms X-17A-5	$	665,608
Less: Forgiveness of payable to affiliated company		(447,082)
Total expenses per financial statements	$	218,526

SUPPLEMENTARY INFORMATION

LEGACY ASSET SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Total Ownership Equity	$	15,877
Less: non-allowable assets		-
Net capital before haircuts on securities positions		15,877
Haircuts on securities positions		200
Net capital (1)	$	15,677
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$	5,000
Excess of net capital over minimum requirement	$	10,677
Ratio of aggregate indebtedness to net capital		0.00 to 1

(1) As of December 31, 2016, there are no material differences between the audited computation of net capital and the Company's unaudited computation of net capital as per Part IIA of the Company's December 31, 2016 quarterly Form X-17A-5 FOCUS report.

LEGACY ASSET SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), provided to broker dealers that limit their activities to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Legacy Asset Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Legacy Asset Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Legacy Asset Securities stated that Legacy Asset Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Legacy Asset Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Legacy Asset Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, TX
February 23, 2017

10260 WESTHEIMER ROAD, SUITE 310 • HOUSTON, TEXAS 77042 • TEL: (713) 800-4343 • FAX: (713) 456-2408

LEGACY ASSET SECURITIES, INC. EXEMPTION REPORT

Legacy Asset Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F. R. §240.15c3-3(k): (k) (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Legacy Asset Securities, Inc.

I, Joseph Bikkinger, swear (or affirm) that, to the my best knowledge and belief, this Exemption Report is true and correct.

Signed by: [signature]

Title: Pres

February 22, 2017

L·B·B

America Counts on CPAs℠

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Legacy Asset Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Legacy Asset Securities, Inc. and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Legacy Asset Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Legacy Asset Securities, Inc.'s management is responsible for Legacy Asset Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting the following differences: Item 2a. per SIPC-7 is $501 lower than FOCUS Report total revenues and Item 2c.(1) per SIPC-7 is $999 higher than FOCUS Report revenue from sale of investment company shares;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, TX
February 23, 2017

10260 WESTHEIMER ROAD, SUITE 310 • HOUSTON, TEXAS 77042 • TEL: (713) 800-4343 • FAX: (713) 456-2408

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2747*********************MIXED AADC 220
51871 FINRA DEC
LEGACY ASSET SECURITIES INC
3411 RICHMOND AVE STE 750
HOUSTON TX 77046-3419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1114.21

B. Less payment made with SIPC-6 filed (exclude interest) (515.57)

07/28/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 598.64

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Legacy Asset Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 17.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 670,037
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	670,034
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	224,354
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	224 354
2d. SIPC Net Operating Revenues	$ 445,683
2e. General Assessment @ .0025	$ 1,114.21

(to page 1, line 2.A.)